January 30, 2008

Mail Stop 6010

Alan W. Schoenbart
Chief Financial Officer
Forticell Bioscience, Inc.
3960 Broadway
New York, NY 10032

      **Re:    Forticell Bioscience, Inc.**
            **Amendment No. 4 to Form SB-2**
            **Filed January 18, 2008**
            **File No. 333-146142**

Dear Mr. Schoenbart:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 37

1.     We note your responses to prior comments 2 and 5. While an offering by a broad number of selling shareholders that are not affiliated with the issuer who are each offering a small portion of the number of outstanding shares held by non-affiliates may support your position that your offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), we note that your list of selling shareholders includes affiliates and entities and persons who are acting as underwriters. Therefore, we are unable to conclude that the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Because you do not appear to be eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x), you should withdraw the registration statement as to those shares and file a registration statement for the "resale" offering at the time of each conversion and exercise. Also, you should register your offering on a form on

which you are eligible to register the transaction as a primary offering, identify the selling shareholders as underwriters, and disclose the fixed price at which the underwriters will sell the securities for the duration of the offering.

2.      We note your response to prior comment 4.  Please tell us where you have disclosed the identity of the natural persons who exercise voting or dispositive powers over the shares held by Lonza Walkersville.  Also, please revise notes 65 and 70 to clarify whether the natural persons listed in those notes beneficially own the securities held by Pequot and RHP.

3.      We note your response to prior comment 5.  If your pending registration statement was not filed more that 60 days after the time that each group of related selling shareholders resold all of your securities registered for sale under a prior registration statement, please provide us a table that compares the total of all shares registered for resale by that group (whether by the current or prior registration statements) with the total number of outstanding shares held by persons other than affiliates of the issuer.

4.      From your response to prior comment 7, it is unclear why you believe that the shares held in the name of HBL Hadasit should be excluded from your affiliates' ownership merely because your director is not the only individual who has voting or investment power related to the securities.  Please revise your analysis of the number of shares held by non-affiliates to exclude the shares held in the name of HBL Hadasit or provide us an analysis of relevant authority that supports your conclusions.

5.      We note your response to prior comment 8 regarding the number of shares to be offered by Cipher and its two principals.  In light of your disclosure in note 18, it continues to appear that these selling shareholders are related.  Therefore, your response that no group of related selling shareholders is offering more than 10% of your outstanding securities appears inconsistent with the number of shares offered by Cipher and its two principals.  Please reconcile.

6.      We note your statement in the first paragraph of your response to prior comment 11 that you have excluded from your pre-offering beneficial ownership table those shares that the stockholders have a right to acquire.  Please revise your document to disclose the number of shares beneficially owned consistent with instructions 1 and 4 to Regulation S-B Item 403.

Signatures

7.      Please revise the first paragraph so that it does not refer to the incorrect amendment.

* * * * * * *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,


Russell Mancuso
Branch Chief


cc(via facsimile): Gabriel Kaszovitz, Esq.